Global Markets & Investment Banking World Financial Center North Tower New York, New York 10080 212-449-6500

May 11, 2007

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Continental Resources, Inc.

Registration Statement No. 333-132257

Gentlemen:

On behalf of the underwriters, we hereby join the company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. EDT on May 14, 2007, or as soon thereafter as possible, pursuant to Rule 430A.

The Underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the Preliminary Prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as Representatives, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated May 1, 2007 between the dates of May 1, 2007 and May 9, 2007.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	21,310
Dealers	0
Individuals & Corporations	1,117
MLPF&S Inc. Branch Offices	5,189

TOTAL	27,637

Please also be advised that between May 10, 2007 and May 11, 2007, the undersigned effected a distribution to the parties above of the Preliminary Prospectus dated May 10, 2007.

Very truly yours,

MERRILL LYNCH & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

J.P. MORGAN SECURITIES INC.

CITIGROUP GLOBAL MARKETS INC.

UBS SECURITIES LLC

DEUTSCHE BANK SECURITIES INC.

RAYMOND JAMES & ASSOCIATES, INC.

As Underwriters

BY:    MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Hugh H. Haynes
Hugh H. Haynes Authorized Signatory